Exhibit 17.1

From: Gordon Troup
Date: Thursday, April 28, 2016 at 2:17 PM
To: Michael Goldberg

Michael,

I continue to be concerned with the direction, governance and control of the company as evidenced by the recent management, operational, financial and strategic issues being unilaterally decided by the executive committee without any input, discussion nor approval of the full board.  I therefore find it impossible to discharge my duties as a board member and submit my resignation effective immediately.  My best to the company.

Gordon